Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 20, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Sally Samuel

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –
Response to Examiner Comments on Post-Effective
Amendment No. 156

Dear Ms. Samuel:

This letter responds to your comments on Post-Effective No. 156 (“PEA No. 156”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 156 seeks to register shares of three new portfolios of the Registrant: the Matson Money U.S. Equity VI Portfolio (f/k/a Free Market U.S. Equity Portfolio), the Matson Money International Equity VI Portfolio (f/k/a Free Market International Equity Portfolio) and the Matson Money Fixed Income VI Portfolio (f/k/a Free Market Fixed Income Portfolio) (each, a “Portfolio” and, collectively, the “Portfolios”).

A.  Prospectus

1.                                      Comment:  Please supplementally acknowledge that the Registrant is aware of its need to provide a registration statement that is not materially incomplete or inaccurate in any material respect.

Response: Registrant confirms that it will file a post-effective amendment pursuant to paragraph (b) of Rule 485 prior to the effectiveness of PEA No. 156 to complete the disclosure.

2.                                      Comment:  Please supplementally confirm that the legend required by Rule 498(b)(1)(v) will be added to the relevant summary sections should Registrant determine to utilize summary prospectuses.

Response:  Registrant confirms that the legend required by Rule 498(b)(1)(v) will be added to the relevant summary sections should Registrant determine to utilize summary prospectuses.

3.                                      Comment:  Please remove portfolio turnover information for the past fiscal year as none of the Portfolios have commenced operations.

Response:  Registrant will revise the Prospectus as requested.

4.                                      Comment:  In the section “More about Each Portfolio’s Investments and Risks,” please group the principal investment strategies by Portfolio and organize under separate headings.

Response:  Registrant has revised the Prospectus to clarify which investment strategies apply to each Portfolio.

5.                                      Comment:  Please confirm that Registrant is aware of the Securities and Exchange Commission’s July 30, 2010 letter to the Investment Company Institute (the “Letter”) and has reviewed the registration statement disclosure in light of that letter.

Response:  Registrant is aware of the Letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives for the Portfolio.  Additional disclosure regarding investments in derivatives will be added to the registration statement.

6.                                      Comment:  Investing in mortgage-backed securities is a principal investment strategy of the Matson Money Fixed Income VI Portfolio. If applicable, please add relevant investment strategy and risk disclosure regarding exposure to subprime mortgages.

Response: Subprime mortgage exposure is not a principal investment strategy or a principal risk for the Matson Money Fixed Income VI Portfolio or the underlying funds in which it invests.  Therefore, no additional disclosure has been added to the Prospectus.  There is disclosure in the Statement of Additional Information regarding the impact of any ratings downgrades to the mortgage-back securities held by the Matson Money Fixed Income VI Portfolio or any of its underlying funds.

7.                                      Comment:  In the section “More about Each Portfolio’s Investments and Risks,” please group the principal risks by Portfolio and organize under separate headings.

Response:  Registrant has revised the Prospectus to clarify which risks apply to each Portfolio.

8.                                      Comment:  Please add disclosure to the prospectus regarding the coverage of derivative transactions in accordance with Investment Company Act Release No. 10666 and other applicable Securities and Exchange Commission guidance.

Response:  Registrant will revise the Prospectus as requested.

9.                                      Comment:  In the section “Prior Performance of Similar Accounts,” please clarify that the information presented includes all accounts with investment objectives, policies and strategies substantially similar to those of the respective Portfolio.  In the alternative, please confirm that the exclusion of any such accounts did not cause the composite performance to be misleading.

Response:  Matson Money, Inc. has confirmed to Registrant that the exclusion of certain separate accounts from the prior performance information did not cause the shown performance to be misleading.  The performance of those accounts shown was not materially different from the performance of accounts that were not included.

10.                               Comment:  In the section “Prior Performance of Similar Accounts,” it states that the fees and expenses of the similarly managed accounts are lower than those of the Portfolios.  Please add a sentence stating that the performance of the similarly managed accounts would be lower if the fees and expenses of the Portfolios were used.

Response:  Registrant will revise the Prospectus as requested.

11.                               Comment:  Please review the disclosure in the section “Shareholder Information — Market Timing” in light of Rule 22c-2.

Response:  Registrant took Rule 22c-2 into consideration when reviewing the registration statement disclosure regarding market timing.  No changes have been made to the registration statement in response to this comment.

12.                               Comment:  In the section “Shareholder Information — Voting Rights,” please include disclosure that the vote of a small number of contract owners may determine the outcome in certain circumstances.

Response: Registrant will revise the Prospectus as requested.

13.                               Comment:  On the back cover of the Prospectus, please provide a direct link to the web site where the Portfolios’ Statement of Additional Information and Annual and Semi-Annual Reports are available.

Response:  Registrant will revise the Prospectus as requested.

B.  Statement of Additional Information (“SAI”)

1.                                      Comment:  With regards to the Portfolios’ non-fundamental investment limitation regarding illiquid securities, please add disclosure that, in the event that investments in illiquid instruments exceed 15% of a Portfolio’s net assets, the Portfolio must take steps to bring the aggregate amount of illiquid instruments back within the prescribed limitations as soon as reasonably practicable.

Response:  Registrant will revise the SAI as requested.

2.                                      Comment:  Please add disclosure regarding subprime mortgages to the sections “Investment Policies and Practices of Underlying Investment Companies and Related Risks — Mortgage-Backed Securities” and “Investment Policies and Practices of Underlying Investment Companies and Related Risks — Real Estate Investment Trust Securities.”

Response:  Registrant will revise the SAI as requested.

3.                                      Comment:  Please confirm that the section “Disclosure of Portfolio Holdings” appropriately discloses who may receive selective disclosure of portfolio holdings information.

Response:  Registrant confirms that the section “Disclosure of Portfolio Holdings” appropriately discloses who may receive selective disclosure of portfolio holdings information pursuant to the Company’s policies and procedures.

4.                                      Comment:  Please confirm that the SAI includes all information required to be disclosed pursuant to Item 17 of Form N-1A

Response:  Registrant will review the SAI and revise as necessary.

5.                                      Comment:  In the table included in the section “Management of the Company,” please disclose the age of each director and officer rather than their date of birth.

Response:  Registrant will revise the SAI as requested.

C.  Part C

1.                                      Comment:  Please supplementally acknowledge that the Registrant is aware of its need to file all material agreements with respect to the Portfolios.

Response:  Registrant confirms that it will file all material agreements with respect to the Portfolios in subsequent post-effective amendments to the Registrant’s registration statement.

2.                                      Comment:  Please review the disclosure for Item 30 in light of Rule 10 under Regulation S-K.

Response:  Registrant will review the Part C and revise as necessary.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann